Exhibit 4.(f)

FOURTH SUPPLEMENTAL INDENTURE

FOURTH SUPPLEMENTAL INDENTURE, dated as of 8 March 2010, further to the THIRD SUPPLEMENTAL INDENTURE, dated as of October 23, 2008, the SECOND SUPPLEMENTAL INDENTURE dated as of January 30, 2006 and the FIRST SUPPLEMENTAL INDENTURE dated as of June 2, 2004 (together “the First, Second and Third Supplemental Indentures”) to the INDENTURE, dated as of August 15, 1991 (as supplemented by the First, Second and Third Supplemental Indentures, the “Indenture”) between AKTIEBOLAGET SVENSK EXPORTKREDIT (Swedish Export Credit Corporation) (the “Company”) and THE BANK OF NEW YORK MELLON TRUST COMPANY, NATIONAL ASSOCIATION (as successor in interest to The First National Bank of Chicago and J.P. Morgan Trust Company, National Association), as trustee (the “Trustee”).

WHEREAS, the Company wishes to make certain amendments to the Indenture to further provide for the issuance from time to time of the Company’s Debt Securities; and

WHEREAS, all things necessary have been done to make this Fourth Supplemental Indenture a valid agreement of the Company in accordance with its terms.

NOW, THEREFORE, in consideration of the premises it is mutually covenanted and agreed, for the equal and proportionate benefit of all Holders of the Debt Securities or of any series thereof, as follows:

Section 1. Definitions. All terms used and not defined in this Fourth Supplemental Indenture shall have the respective meanings given them in the Indenture.

Section 2. Amendments. The Indenture is hereby amended as follows:

(a) Section 115 shall be amended by deleting the following text: “the Swedish Consulate-General, located in the Borough of Manhattan, The City of New York, currently having its address at 885 Second Avenue, New York, New York 10017,” and replacing it with the following text: “Mr. David Dangoor, the honorary consul of the Kingdom of Sweden in the City of New York, currently having his address at 445 Park Avenue, 21st floor, New York, New York 10022” and by deleting each successive reference to the “Swedish Consulate-General” and replacing it with a reference to the “the honorary consul, Mr. David Dangoor”; and

(b) Section 115 shall be amended by adding the following new paragraph at the end thereof: “The parties hereto hereby agree that the Company may procure to change the Person serving as its agent pursuant to this Section 115 from time to time provided that it gives prompt written notice of each such change to the Trustee at its Corporate Trust Office.”

Section 3. Interpretation of the Third Supplemental Indenture. It is hereby agreed that, in interpreting the abovementioned Third Supplemental Indenture, dated as of October 23, 2008, references to sections “2.02,” “3.01,” “3.03,” “3.07,” “6.01” and “9.04” of the Indenture shall be deemed to be references to sections 202, 301, 303, 307, 601 and 904 of the Indenture, respectively.

Section 4. Continuation of Indenture. The Indenture, as modified by this Fourth Supplemental Indenture with the effect set forth in Section 904, shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Fourth Supplemental Indenture to be duly executed as of the day and year first above written.

AKTIEBOLAGET SVENSK EXPORTKREDIT (PUBL.)
(Swedish Export Credit Corporation)

By	/s/ Lars Horneij

Name:	Lars Horneij
Title:	Executive Director and Deputy Head of Capital Markets

By	/s/ Richard Anund
Name:	Richard Anund
Title:	Executive Director and Head of Funding

THE BANK OF NEW YORK MELLON TRUST COMPANY,
NATIONAL ASSOCIATION

By	/s/ Benita A. Vaughn

Name:	Benita A. Vaughn
Title:	Vice President